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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G/A UNDER THE SECURITIES EXCHANGE ACT OF 1934
GameTech International, Inc.

(Name of Issuer)
Common Stock, par value $.001 per share

(Title of Class of Securities)
36466D 10 2
(CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.            36466D 10 2

1.	NAME OF REPORTING PERSON
Richard T. Fedor

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	/ /
		(b)	/ /
Joint Filing

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OR ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER
2,040,111

		6.	SHARED VOTING POWER
819,325

		7.	SOLE DISPOSITIVE POWER
2,040,111

		8.	SHARED DISPOSITIVE POWER
819,325

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,985,336

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
25.6%

12.	TYPE OF REPORTING PERSON* - IN

SCHEDULE 13G

CUSIP No.            36466D 10 2

1.	NAME OF REPORTING PERSON
Bonnie G. Fedor

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	/ /
		(b)	/ /
Joint Filing

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OR ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER
125,900

		6.	SHARED VOTING POWER
819,325

		7.	SOLE DISPOSITIVE POWER
125,900

		8.	SHARED DISPOSITIVE POWER
819,325

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,985,336

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
25.6%

12.	TYPE OF REPORTING PERSON* - IN

Item 1.	(a) Name of Issuer:
GameTech International, Inc.

(b) Address of Issuer's Principal Executive Offices:
900 Sandhill Drive Reno, Nevada 89511

Item 2.	(a) Name of Persons Filing:
Richard T. Fedor Bonnie G. Fedor

(b) Address of Principal Business Office or, if none, Residence:
900 Sandhill Drive Reno, Nevada 89511

(c) Citizenship:
United States

(d) Title of Class of Securities:
Common Stock

(e) CUSIP Number:
36466D 10 2

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not Applicable
(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.
(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership

If the percent of the class owned, as of December 31, 2001, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.
	(a)	Amount beneficially owned at December 31, 2001:
See number 9 of cover page. Includes:
• 492,000 shares of Common Stock issuable upon the exercise of stock options granted to Mr. Fedor on November 1, 1996 and currently exercisable
• Mr. Fedor disclaims beneficial ownership of 125,900 shares of Common Stock owned by Mrs. Fedor
• Mrs. Fedor disclaims beneficial ownership of 2,040,111 shares of Common Stock owned by Mr. Fedor
	(b)	Percent of class:
See number 11 of cover page.
	(c)	Number of shares as to which such person has as of December 31, 2001:
(i) Sole power to vote or to direct the vote:
See number 5 of cover page. Includes:
• 492,000 shares of Common Stock issuable upon the exercise of stock options granted to Mr. Fedor on November 1, 1996 and currently exercisable
• Mr. Fedor disclaims beneficial ownership of 125,900 shares of Common Stock owned by Mrs. Fedor
• Mrs. Fedor disclaims beneficial ownership of 2,040,111 shares of Common Stock owned by Mr. Fedor
(ii) Shared power to vote or to direct the vote: See number 6 of cover page. Includes:
• Mr. and Mrs. Fedor have shared voting power over 366,125 shares of Common Stock jointly held by them
• Mr. and Mrs. Fedor have shared voting power over 226,600 shares of Common Stock owned by their minor child, Kristen A. Fedor
• Mr. and Mrs. Fedor have shared voting power over 226,600 shares of Common Stock owned by their minor child, Richard T. Fedor, Jr.

(iii) Sole power to dispose or to direct the disposition of:
See Number 7 of cover page. Includes:
• The shares Mr. Fedor has sole power to dispose include 492,000 shares of Common Stock issuable upon the exercise of stock options granted November 1,1996 and are currently exercisable
(iv) Shared power to dispose or to direct the disposition of:
See number 8 of cover page. Includes:
• Mr. and Mrs. Fedor have shared voting power over 366,125 shares of Common Stock jointly held by them
• Mr. and Mrs. Fedor have shared voting power over 226,600 shares of Common Stock owned by their minor child, Kristen A. Fedor
• Mr. and Mrs. Fedor have shared voting power over 226,600 shares of Common Stock owned by their minor child, Richard T. Fedor, Jr.
Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: / /
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable
Item 8.	Identification and Classification of Members of the Group
Not Applicable
Item 9.	Notice of Dissolution of Group
Not Applicable
Item 10.	Certification
Not Applicable

SIGNATURE

        The filing of this Amendment to Schedule 13G and the statements herein shall not be construed as an admission that I am, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any of the securities described herein.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2-13-02
Date

/s/ Richard T. Fedor
Signature

Richard T. Fedor

2-13-02
Date

/s/ Bonnie G. Fedor
Signature

Bonnie G. Fedor

Exhibit Index

Exhibit I	Statement of Richard T. Fedor
Exhibit II	Statement of Bonnie G. Fedor

Exhibit I

Exhibit I to Schedule 13G Under the Securities Exchange Act of 1934

        Pursuant to Rule 13d-1 (f) (1), I affirm that I am individually eligible to use Schedule 13G and agree that this Schedule is filed on my behalf.

/s/ Richard T. Fedor Richard T. Fedor

Exhibit II

Exhibit I to Schedule 13G Under the Securities Exchange Act of 1934

        Pursuant to Rule 13d-1 (f) (1), I affirm that I am individually eligible to use Schedule 13G and agree that this Schedule is filed on my behalf.

/s/ Bonnie G. Fedor Bonnie G. Fedor

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SIGNATURE